SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No.__ )*

Concord Medical Services Holdings Limited
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

2062771051
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   This CUSIP number applies to the Issuer’s American Depository Shares, each representing an ownership interest in three Ordinary Shares.

CUSIP No. 206277105	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starr Investments Cayman II, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	10,418,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	10,418,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,418,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%
12.	TYPE OF REPORTING PERSON (See Instructions)		CO

CUSIP No. 206277105	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starr International Cayman, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	10,418,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	10,418,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,418,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%
12.	TYPE OF REPORTING PERSON (See Instructions)		CO

CUSIP No. 206277105	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starr International Investments Ltd. I.R.S. Identification Number: 98-0431724
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	10,418,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	10,418,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,418,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%
12.	TYPE OF REPORTING PERSON (See Instructions)		CO

CUSIP No. 206277105	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starr International Company, Inc. I.R.S. Identification Number: 52-1198625
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	10,418,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	10,418,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,418,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%
12.	TYPE OF REPORTING PERSON (See Instructions)		CO

CUSIP No. 206277105	13G	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. V. Starr & Co., Inc. I.R.S. Identification Number: 13-5621350
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	10,418,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	10,418,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,418,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%
12.	TYPE OF REPORTING PERSON (See Instructions)		CO

CUSIP No. 206277105	13G	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maurice R. Greenberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	10,418,000
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	10,418,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,418,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%
12.	TYPE OF REPORTING PERSON (See Instructions)		IN

Item 1(a).	Name of Issuer:

Concord Medical Services Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Tower A, Global Trade Center 36 North Third Ring Road East Dongcheng District, Beijing, 100013 People’s Republic of China

Item 2(a).	Name of Person Filing:

This statement on Schedule 13G (this “Schedule 13G”) is being filed on behalf of Starr Investments Cayman II, Inc. (“Starr”), Starr International Cayman, Inc. (“Starr International Cayman”), Starr International Investments Ltd. (“Starr International Investments”), Starr International Company, Inc. (“Starr International”), C. V. Starr & Co., Inc. (“C. V. Starr”) and Maurice R. Greenberg (“Mr. Greenberg” and together with Starr, Starr International Cayman, Starr International Investments, Starr International and C. V. Starr, the “Reporting Persons” and each a “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Starr’s principal business office is Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton HM 11, BM Bermuda.

Starr International Cayman’s principal business office is Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton HM 11, BM Bermuda.

Starr International Investments’ principal business office is Bermuda Commercial Bank Building, 19 Par-la-Ville Road, Hamilton HM 11, BM Bermuda.

Starr International’s principal business office is Baarerstrasse 101, CH-6300 Zug, Switzerland.

C. V. Starr’s principal business office is 399 Park Avenue, 17th Floor, New York, NY 10022.

Mr. Greenberg’s principal business office is 399 Park Avenue, 17th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Starr is a company organized under the laws of the Cayman Islands. Starr International Cayman is a company organized under the laws of the Cayman Islands. Starr International Investments is a corporation organized under the laws of Bermuda.  Starr International is a corporation organized under the laws of Panama.  C. V. Starr is a corporation organized under the laws of the state of Delaware.  Mr. Greenberg is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share of the Issuer (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

2062771052

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with § 240.13d-1(b)(ii)(J)

(k)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of the date hereof, Starr holds and has shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of 10,418,000 shares of the Ordinary Shares and may be deemed to beneficially own such shares.

Starr is wholly owned by Starr International Cayman, which is wholly owned by Starr International Investments, which is wholly owned by Starr International.  C. V. Starr is the investment manager of Starr International.  Mr. Greenberg is a shareholder in and Chief Executive Officer and Chairman of C. V. Starr.

By virtue of the relationships described in the immediately preceding paragraph, each of Starr International Cayman, Starr International Investments, Starr International, C. V. Starr and Mr. Greenberg may be deemed to have shared power to vote or to direct the vote

2   This CUSIP number applies to the Issuer’s American Depository Shares, each representing an ownership interest in three Ordinary Shares.

and shared power to dispose of or direct the disposition of the Ordinary Shares held by Starr.

(b)	Percent of Class:

Each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote and shared power to dispose of or direct the disposition of 7.1% of the outstanding Ordinary Shares.  This percentage is determined by dividing 10,418,000 by 147,455,500, the number of Ordinary Shares outstanding following completion of the Issuer’s initial public offering of 12 million American Depository Shares, representing 36 million Ordinary Shares (the “IPO”), as reported on the prospectus of the Issuer filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on December 11, 2009.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

10,418,000

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

10,418,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Joint Filing Agreement of the signatories to this Schedule 13G, dated as of February 16, 2010, filed with the Securities and Exchange Commission on February 16, 2010 as Exhibit 99.1 to the signatories’ Schedule 13G, and incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010	STARR INVESTMENTS CAYMAN II, INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Director

STARR INTERNATIONAL CAYMAN, INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Director

STARR INTERNATIONAL INVESTMENTS LTD.

	By:	/s/ Stuart Osborne
Stuart Osborne
Director, Controller and Vice President

STARR INTERNATIONAL COMPANY, INC.

	By:	/s/ Stuart Osborne
Stuart Osborne
Vice President and Treasurer

C. V. STARR & CO., INC.

	By:	/s/ Michael J. Horvath
Michael J. Horvath
Secretary

MAURICE R. GREENBERG

	By:	/s/ Maurice R. Greenberg